

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2022

Zach Bair
Chief Executive Officer
VNUE, Inc.
104 West 29th Street, 11th Floor
New York, NY 10001

> **Re: VNUE, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 11, 2022**
> **File No. 333-262712**

Dear Mr. Bair:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed July 11, 2022

Item 16. Exhibits and Financial Statement Schedules, page II-3

1.   We note your response to comment 4 and we re-issue the comment. Please file the executed copies of the equity financing agreement and registration rights agreement. In this regard, we note that exhibits 10.17 and 10.18 only provide the forms of such agreements and that the signature pages are not executed.

You may contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Scott Doney